Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

July 9, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attn:	Mr. Jeffrey Riedler

Re:	Baywood International, Inc.
Preliminary information statement filed June 7, 2007
File No. 0-22024

Dear Mr. Riedler:

I am securities counsel for Baywood International, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, the first amendment to the preliminary information statement (the “Amendment”).  The Amendment contains revisions to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated June 21, 2007.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

General

Comment 1.
Based on the information provided in your filing, it appears that your acquisition of Nutritional Specialties, Inc. (“Nutritional Specialties”) qualifies as that of a “significant” business under Item 310(c)(3)(b) of Regulations S-B.  As a result, we request that you furnish the applicable audited financial statements required by Item 310(c)(2) of Regulation S-B.  Please also refer to Part C of Form S-4, as prescribed by Item 14(c)(2) of Schedule 14A (by way of Item 1 of Schedule 14C).

Response 1.
The Company filed the applicable audited statements, as required by Item 310(c)(2) of Regulation S-B and Item 14(c)(2) of Schedule 14A (by way of Item 1 of Schedule 14C) in an 8-K dated June 21, 2007.  The Company has also included those financials in the proxy.

Pro Forma (Unaudited) Condensed Consolidated Financial Statements

General

Comment 2.	Please revise your disclosure to ensure that you have included footnote explanations for all of your pro forma adjustments to the statements of operations and balance sheet.

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (617) 243-0066

Response 2.	The Company has complied with the Staff’s comment.

Pro Forma (Unaudited) Condensed Consolidated Statements of Operations

Comment 3.
We note that you have not recorded any pro forma adjustments to your statements of operations.  Please revise your pro forma statements of operations for all periods presented to include adjustments as if the Nutritional Specialties transaction had occurred at the beginning of those periods.  We would expect adjustments for interest expense, deferred financial amortization, tax expense, the issuance of common shares, etc.

Response 3.	The Company has complied with the Staff’s comment.

Notes to (Unaudited) Condensed Consolidated Financial Statements

Comment 4.
Your disclosure of the purchase price allocation with respect to your acquisition of Nutritional Specialties indicates that you allocated nearly the entire purchase price to goodwill; your aggregate goodwill balance represents approximately 65% and 69% of your total pro forma assets as of March 31, 2007 and December 31, 2006, respectively.  Please provide us with additional information that supports your determination that you did not acquire other identifiable intangible assets in this transaction that meet the criterion outlined in paragraph 39 of SFAS No. 141.  Refer to paragraph A14 of SFAS No. 141.

Response 4.
In accordance with paragraphs 39 and A14 of SFAS No. 141, the Company did not recognize any intangible assets apart from goodwill because no intangible assets arose from contractual or other legal rights and no intangible assets are separable from the acquired business. To further support its position that no intangible assets are separable from the acquired business, the Company considered the customer list of the acquired business as potentially being the single, most clearly identifiable intangible asset that could meet the separability criterion under paragraph A14 of SFAS 141.  However, such customer list is a retailer list, not a customer list, and already exists within the public domain.  As such, it is the same list currently being used by other dietary supplement companies and is identifiable and accessible in the public domain.  Furthermore, because the list is publicly availability, it is not proprietary and could not be rented or sold.  To further support its position that no intangible assets arise from legal or contractual rights, the Company considered the trademark of the acquired business as potentially being the single, most clearly identifiable intangible asset that could meet the contractual-legal criterion again under paragraph A14 of SFAS 141.  However, such trademark, LifeTime®, is the very brand name of the whole business itself.  As such, separating it would leave the Company without a brand in the marketplace which is the basis of the intangible value of the company.  For the purpose of the pro forma financial statements, for the reasons outlined above, the Company allocated the entire amount to goodwill.  If there are any intangibles that have an estimated useful life, the Company amortized those intangibles to expense over the estimated useful lives using the straight line method.  The Company does not anticipate a material change in the final allocation of purchase price over fair value as compared to the pro forma statements provided.

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (617) 243-0066

Comment 5.
Per note (4) to your March 31, 2007 and December 31, 2006 unaudited condensed consolidated pro forma balance sheets, you incurred $1.5 million in “bank financing” in conjunction with your acquisition of Nutritional Specialties; however, you disclose the “bank financing” principal amount to be $2.0 million under the section “Reason for Approval and General Effect of Increasing Authorized Common Stock.”  Please clarify this discrepancy and revise your disclosure accordingly.

Response 5.
Bank financing consisted of a $1,500,000 term loan and a line of credit of $500,000 for a total of $2,000,000.   As of the date of these pro formas, the Company had not drawn on the credit line.  The Company has revised its disclosure to comply with the Staff’s comment.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for Baywood International, Inc.

cc:           Baywood International, Inc.